Exhibit 99.9

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement No. 333- 291143 on Form F-10 and Registration Statement No. 333-291880 on Form S-8 and to the use of our report dated March 18, 2025, relating to the financial statements of Boyd Group Services Inc. appearing in this Annual Report on Form 40-F for the year ended December 31, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants

Winnipeg, Canada

March 18, 2026